EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$239.8	$172.0	$164.5	$141.1	$121.0
Fixed charges	102.5	83.0	83.0	94.8	91.0

Earnings	$342.3	$255.0	$247.5	$235.9	$212.0

Fixed charges calculation:

Interest expense excluding senior note	$5.4	$1.3	$1.2	$1.9	$—
Amortization of senior note	17.5	4.6	—	—	—
Interest credited	75.0	72.9	78.7	90.4	88.8
Portion of rental expense representing an interest factor (1)	4.6	4.2	3.1	2.5	2.2

Total fixed charges	$102.5	$83.0	$83.0	$94.8	$91.0

Ratio of earnings to fixed charges	3.3x	3.1x	3.0x	2.5x	2.3x

(1)	Interest portion of operating leases is assumed to be 28 percent.